================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           Hudson General Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


            Common Stock                                    443784 10 3
   ------------------------------                         --------------
   (Title of class of securities)                         (CUSIP number)


          Richard D. Segal                              Jay B. Langner
        c/o Seavest Partners                         111 Great Neck Road
       707 Westchester Avenue                             Suite 600
    White Plains, New York 10604                  Great Neck, New York 11021
           (914) 681-4453                               (516) 487-8610
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                November 20, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.



                        (Continued on following page(s))
                              (Page 1 of 34 Pages)


================================================================================


NYFS10...:\80\57780\0003\1948\FRM0288K.33F

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 2 of 34
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     Jay B. Langner
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]

---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       United States
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   131,254 (1)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              131,254 (1)
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               131,254 (1)
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [_]
               CERTAIN SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         7.5%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


1] Includes 10,000 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 3 of 34
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     Richard D. Segal
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       United States
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                    0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                  125,972 (1)
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:               0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:             125,972 (1)

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY                125,972
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [_]
               CERTAIN SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         7.2%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


1] Consists of (i) 27,590 shares owned by a partnership of which Mr. Segal is the managing partner, (ii) 37,321 shares owned by a partnership of which Mr.
Segal is a co-trustee of certain of the partners thereof, (iii) 31,472 shares owned by Mr. Segal's wife as to which he is attorney-in-fact, (iv) an aggregate of 22,329 shares owned by other members of Mr. Segal's family, as to which he is attorney-in-fact, and (v) 7,260 shares owned by a trust of which he is a co-trustee. Mr. Segal disclaims beneficial ownership of all shares referred to in clauses (ii), (iii), (iv) and (v) of this footnote 1.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 4 of 34
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     Rocco Daloia
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            Not applicable

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       United States
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               0
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [_]
               CERTAIN SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 5 of 34
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                       Fernando DiBenedetto
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       United States
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   1,010 (1)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              1,010 (1)
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,010
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [_]
               CERTAIN SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


1] Includes 1,000 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 6 of 34
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     Paul R. Pollack
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       United States
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   10,140 (1)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              10,140 (1)
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               10,140
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [_]
               CERTAIN SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.6%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


1] Includes 8,200 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 7 of 34
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                       Barry I. Regenstein
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       United States
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   2,600 (1)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              2,600 (1)
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               2,600
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [_]
               CERTAIN SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


1] Consists of 2,600 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 8 of 34
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     Raymond J. Rieder
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       United States
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   2,900 (1)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              2,900 (1)
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               2,900
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [_]
               CERTAIN SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.2%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


1] Consists of 2,900 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 9 of 34
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     Noah E. Rockowitz
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       United States
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   1,800 (1)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              1,800 (1)
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,800
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [_]
               CERTAIN SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


1] Consists of 1,800 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 10 of 34
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     Michael Rubin
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       United States
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   8,430 (1)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              8,430 (1)
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               8,430
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [_]
               CERTAIN SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.5%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


1] Includes 8,200 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 11 of 34
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     Henry A. Satinskas
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       United States
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   1,656
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              1,656
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,656
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [_]
               CERTAIN SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 12 of 34
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                       River Acquisition Corp.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            BK

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       United States
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               0 (1)
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [_]
               CERTAIN SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


1] Does not include shares which may be acquired by the Reporting Group pursuant to the Merger Agreement, subject to the conditions contained therein. See Items 3 and 4 of this Schedule 13D.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D/A

                                  Statement of

                                 JAY B. LANGNER,
                                RICHARD D. SEGAL,
                                  ROCCO DALOIA,
                              FERNANDO DiBENEDETTO,
                                PAUL R. POLLACK,
                              BARRY I. REGENSTEIN,
                               RAYMOND J. RIEDER,
                               NOAH E. ROCKOWITZ,
                                 MICHAEL RUBIN,
                               HENRY A. SATINSKAS

                                       and

                             RIVER ACQUISITION CORP.

                            Pursuant to Section 13(d)
                     of the Securities Exchange Act of 1934
                                  in respect of

                           HUDSON GENERAL CORPORATION



            This Report on Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock"), of Hudson General Corporation, a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by Jay
B. Langner on September 19, 1974, as amended and supplemented by the amendments thereto previously filed with the Securities Exchange Commission (collectively, the "Langner Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 3 to the Langner Schedule 13D. In addition, the Report on Schedule 13D originally filed by Richard D. Segal on June 29, 1982, as amended and supplemented by the amendments thereto previously filed with the Securities Exchange Commission (collectively, the "Segal Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 8 to the Segal Schedule 13D. Messrs. Langner, Segal, Daloia, DiBenedetto, Pollack, Regenstein, Rieder, Rockowitz, Rubin and Satinskas and River Acquisition Corp. (each, a "Reporting



                            (Page 13 of 34 Pages)

Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the "Reporting Group." This Report on Schedule 13D also constitutes the original Report (the "Reporting Group Schedule 13D") of the Reporting Group. The Langner Schedule 13D, the Segal Schedule 13D and the Reporting Group Schedule 13D are collectively referred to as the "Schedule 13D." This Schedule 13D constitutes the first electronic amendment to each of the Langner Schedule 13D and the Segal Schedule 13D. Pursuant to Rule 13d-2(e) under the Exchange Act, this Schedule 13D restates the entire text of such filings as amended and supplemented hereby.

            The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.



                            (Page 14 of 34 Pages)

ITEM 1.  SECURITY AND ISSUER.

            The information set forth in Item 1 of the Langner Schedule 13D and the Segal Schedule 13D is hereby amended and supplemented by adding the following information thereto, and such information constitutes Item 1 of the Reporting Group Schedule 13D:

            The principal executive offices of the Company are located at 111 Great Neck Road, P.O. Box 355, Great Neck, New York 11022. The class of securities to which this Report relates is the Common Stock of the Company.

ITEM 2.  IDENTITY AND BACKGROUND.

            The information set forth in Item 2 of the Langner Schedule 13D and the Segal Schedule 13D is hereby amended and supplemented by adding the following information thereto, and such information also constitutes Item 2 of the Reporting Group Schedule 13D:

            Mr. Langner's business address is 111 Great Neck Road, P.O. Box 355, Great Neck, New York 11022 and his principal occupation is Chairman of the Board of Directors and Chief Executive Officer of the Company.

            The Company, through its 51% ownership interest in Hudson General LLC ("LLC"), provides services at various airports in the U.S. and Canada, including aircraft ground handling; aircraft fueling; fuel management; ground transportation; snow removal; cargo warehousing; and sale, leasing and maintenance of airline ground support equipment. In addition, the Company is a 50% partner in a joint venture to develop approximately 4,000 contiguous acres of land situated in the North Kohala District on the Island of Hawaii.

            During the last five years, Mr. Langner has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Mr. Langner is a United States citizen.




                            (Page 15 of 34 Pages)

            Mr. Segal's business address is 707 Westchester Avenue, White Plains, New York 10604 and his principal occupation is Chairman and Chief Executive Officer of Seavest, Inc., a private investment company. Mr. Segal has also served as Vice Chairman of the Board of Directors of the Company since February 1998.

            During the last five years, Mr. Segal has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Mr. Segal is a United States citizen.

            Mr. Daloia's business address is 111 Great Neck Road, P.O. Box 355, Great Neck, New York 11022 and his principal occupation is Vice
President--Maintenance & Facilities of the Company.

            Mr. DiBenedetto's business address is 111 Great Neck Road, P.O. Box 355, Great Neck, New York 11022 and his principal occupation is Senior Vice President--Operations of the Company.

            Mr. Pollack's business address is 111 Great Neck Road, P.O. Box 355, Great Neck, New York 11022 and his principal occupation is Director, Executive Vice President and Chief Operating Officer of the Company.

            Mr. Regenstein's business address is 111 Great Neck Road, P.O. Box 355, Great Neck, New York 11022 and his principal occupation is Vice President and Chief Financial Officer of the Company.

            Mr. Rieder's business address is 111 Great Neck Road, P.O. Box 355, Great Neck, New York 11022 and his principal occupation is Senior Vice President and Chief Marketing Officer of the Company.

            Mr. Rockowitz's business address is 111 Great Neck Road, P.O. Box 355, Great Neck, New York 11022 and his principal occupation is Senior Vice President, General Counsel and Secretary of the Company.




                            (Page 16 of 34 Pages)

            Mr. Rubin's business address is 111 Great Neck Road, P.O. Box 355, Great Neck, New York 11022 and his principal occupation is President of the Company.

            Mr. Satinskas's business address is 111 Great Neck Road, P.O. Box 355, Great Neck, New York 11022 and his principal occupation is Vice President--Transportation Services of the Company.

            With respect to each of the Reporting Persons other than Messrs. Langner and Segal, during the last five years, none of them has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of such Reporting Persons is a United States citizen.

            River Acquisition Corp., a Delaware corporation formed by the Reporting Persons ("Newco"), has no business or operations and will be merged with and into the Company, with the Company as the surviving corporation upon consummation of the Merger (as defined below). Newco's business address is c/o Jay B. Langner, 111 Great Neck Road, Suite 600, Great Neck, New York 11021. The Board of Directors of Newco is composed of Messrs. Langner and Segal. Mr. Langner is Chairman of the Board of Directors and President of Newco. Mr. Segal holds the offices of Vice President and Secretary. Mr. Rubin is Vice President and Assistant Secretary. As of the date hereof, Newco has no other officers. For additional information regarding Messrs. Langner, Segal and Rubin, see this Item 2 above.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The information set forth in Item 3 of the Langner Schedule 13D and the Segal Schedule 13D is hereby amended and supplemented by adding the following information thereto, and such information also constitutes Item 3 of the Reporting Group Schedule 13D:

            On June 22, 1998, the Board of Directors established a Special Committee (the "Special Committee") to consider potential proposals by members of senior management to acquire the Company.



                            (Page 17 of 34 Pages)

On November 20, 1998, the Reporting Group was formed and Messrs. Langner and Segal, on behalf of the Reporting Group, transmitted a letter (the "Proposal") to the Special Committee proposing that the Reporting Persons acquire, by merger or other business combination, all of the common stock of the Company not owned by the Reporting Persons at a price of $57.00 per share in cash.

            On November 22, 1998, the Reporting Group made a revised offer at a price of $57.25 per share in cash, which was accepted by the Company's Special Committee and Board of Directors, and the Company and Newco entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of Newco with and into the Company. In the Merger, each share of Common Stock of the Company outstanding immediately prior to the time the Merger is consummated (other than shares held by Newco or any of its subsidiaries, which will be cancelled, or shares held by stockholders who have exercised their statutory right under the laws of the state of Delaware to have such shares appraised and be paid the fair value thereof ("Dissenting Shares")) will be converted into the right to receive $57.25 payable entirely in cash, without any interest thereon (such cash paid for the shares of Common Stock is hereinafter referred to as the "Merger Consideration"), and each outstanding share of common stock of Newco will be converted into one share of the common stock of the Company, as the surviving corporation in the Merger (the "Surviving Corporation"). Each outstanding option to purchase Common Stock (other than those owned by certain members of management yet to be determined), whether or not then exercisable, will be cancelled at the closing of the Merger and the holder thereof will be paid an amount in cash equal to the difference between $57.25 and the exercise price of such option.

            The Reporting Persons have calculated that, assuming there are no Dissenting Shares, approximately $86 million will be required to pay the aggregate Merger Consideration due to stockholders and option holders of the Company at the closing of the Merger. In addition, it is anticipated that an aggregate of approximately $3.5 million will be required to pay all of Newco's other expenses and costs relating to the transactions and for general corporate purposes (the "Merger Expenses").




                            (Page 18 of 34 Pages)

            In connection with the submission of the Proposal to the Company (as more fully described in Item 4 of this Schedule 13D), the Reporting Persons delivered to the Company a commitment letter dated November 20, 1998 (the "Commitment Letter"). Pursuant to the Commitment Letter, but subject to the conditions set forth therein, (i) BankBoston, N.A. ("BKB") has agreed to act as administrative agent (in such capacity, the "Agent") on its own behalf and on behalf of European American Bank ("EAB") and The Chase Manhattan Bank ("Chase" and together with BKB and EAB, the "Initial Lenders") for the proposed senior secured revolving credit and term loan facilities aggregating up to $59,579,865 (collectively, the "Facilities") for the purpose of providing the financing for the Merger, (ii) each of the Initial Lenders has agreed to participate on a several, ratable basis for 50%, 25% and 25%, respectively, of the full amount of the Facilities and (iii) BancBoston Robertson Stephens Inc. (the "Arranger" and together with the Initial Lenders, the "BKB Group") has agreed to act as the exclusive arrangement agent and arranger of the Facilities. The BKB Group may syndicate a portion of the Facilities to other banks or financial institutions (together with the Initial Lenders, the "Lenders"). The proceeds of the Facilities will be used (i) to pay the Merger Consideration, (ii) to pay expenses of the Merger and (iii) for working capital and general corporate purposes, including the repurchase of employee-owned stock options. The BKB Group's obligations under the Commitment Letter are subject to, among other things, (i) the negotiation and execution of a definitive credit agreement in respect of the Facilities (the "Credit Agreement") and related documents that are satisfactory in form and substance to the BKB Group and Newco, (ii) the absence of any material adverse change (from that described to the BKB Group in the information previously provided to the BKB Group) in the assets, business, condition (financial or otherwise) or prospects of the Company, Newco and their respective subsidiaries, that would impact the ability of any such entity to perform its respective obligations described in the Commitment Letter, (iii) the absence of any material misstatements or omissions from the materials provided by Newco to the BKB Group for their review in connection with the transactions contemplated by the Commitment Letter and (iv) the absence of any changes in governmental regulation or policy materially and adversely affecting the ability of the Initial Lenders to perform their respective duties as described in the Commitment Letter or otherwise provide financing in connection with the Merger.




                            (Page 19 of 34 Pages)

            The Commitment Letter contemplates that the definitive Credit Agreement will contain terms and conditions which are customary in transactions of this type, including, without limitation, the following:

            Borrower. The initial borrower under the Facilities will be Newco. Upon the consummation of the Merger, the Company, as the surviving corporation in the Merger (the "Surviving Corporation"), will become the obligor under the Credit Agreement. The obligor under the Credit Agreement at any particular time is referred to as the "Borrower."

            Interest Rate. Amounts outstanding under the Facilities will bear interest, at the option of the Borrower, at a rate per annum equal to either:
(i) the London interbank offered rate (adjusted for actual reserves)("LIBOR") or
(ii) the Alternate Base Rate, in each case, plus the Applicable Margin. The "Alternate Base Rate" or "ABR" is defined as the higher of (x) the Agent's Base Rate as publicly announced from time to time, and (y) 0.50% plus the federal funds rate.

            The Applicable Margin with respect to the ABR and LIBOR loans under the revolving credit facility and $47,079,865 term loan tranche will be based upon the ratio of adjusted EBITDA to Interest (each as defined). The Applicable Margin for the $7,500,000 term loan tranche is fixed at 3.50% for LIBOR loans and 1.50% for ABR loans.

            Term. Borrowings under the Facilities will be amortized, and commitments with respect to drawings under the Facilities will be correspondingly reduced, over the five and six year terms of the Facilities in accordance with an agreed schedule.

            Guarantors. All of the Borrower's obligations under the Facilities will be fully and unconditionally guaranteed by all direct and indirect present and future subsidiaries of the Borrower (collectively, the "Guarantors") other than LLC, Hudson Kohala Inc. and certain other non-operating subsidiaries (collectively, the "Excluded Subsidiaries").

            Security. The Facilities will be secured by a first priority security interest in (i) all of the stock of the Borrower and its subsidiaries and (ii) all tangible and intangible assets of the Borrower and its subsidiaries (including the Company but excluding the Excluded Subsidiaries), including any common or preferential ownership units in LLC.



                            (Page 20 of 34 Pages)

            Conditions. The obligations of the Lender under the Credit Agreement to provide the initial advances pursuant to the Facilities will be subject to usual and customary conditions for credit facilities of that size, type and purpose, including, without limitation, the following: (i) no material adverse change in the condition (financial or otherwise), operation, assets, and/or income of the Borrower, of the Company, of the Borrower and its subsidiaries taken as a whole, or of the Company and its subsidiaries taken as a whole; (ii) delivery by the Borrower of unaudited consolidated financial statements of the Company and its subsidiaries for the period ended December 31, 1998, which shall be satisfactory to the Agent and the Lenders; (iii) absence of material litigation; (iv) no material adverse change in the financial projections previously furnished by Newco to the Agent, the Lenders and the Arranger; (v) minimum cash of the Borrower of not less than approximately $44,600,000 (or such greater amount as is necessary to complete the Merger if fees and expenses incurred in connection therewith exceed those assumed in the calculation of the aggregate amount of the Facilities); (vi) the contemporaneous closing of the $20,000,000 senior secured revolving credit facility (the "LLC Facility") for LLC pursuant to the terms and conditions set forth in the separate commitment letter among the BKB Group and Newco relating to the LLC Facility; and (vii) consummation of the Merger in a manner satisfactory to the Agent and its counsel, including the minimum equity capital contribution to Newco by the Reporting Persons or other members of management in connection with the Merger of at least 280,000 shares and retained options equivalent to shares of Common Stock of the Company.

            Covenants and Events of Default. The Credit Agreement will contain affirmative and negative covenants and events of default, in each case which are customary for credit facilities of that size, type and purpose. Such affirmative and negative covenants will, among other matters, limit certain activities of the Borrower and require it to satisfy certain ongoing financial requirements. Such events of default will include, among other matters, a cross-default to indebtedness of LLC and an event of default upon a change in control (as defined) of the Company following the Merger.

            Expiration. The obligations of the BKB Group under the Commitment Letter will expire and terminate automatically if loan documentation satisfactory in form and substance to the BKB Group, the Company and their respective counsel is not executed on or before April 30, 1999.




                            (Page 21 of 34 Pages)

ITEM 4.  PURPOSE OF TRANSACTION.

            The information set forth in Item 4 of the Langner Schedule 13D and the Segal Schedule 13D is hereby amended and supplemented by adding the following information thereto, and such information also constitutes Item 4 of the Reporting Group Schedule 13D:

            The purpose of the formation of the Reporting Group is to acquire the Company through the Merger. The Reporting Persons intend to consummate the Merger and acquire all of the outstanding shares of Common Stock at the earliest practicable date. The Merger Agreement specifies certain conditions which must be satisfied prior to the closing of the Merger, including, among other things,
(a) the obtaining of the affirmative vote of a majority of the voting power of the shares owned by stockholders of the Company and a majority of the voting power of such shares (excluding those owned by the Reporting Persons), (b) the expiration of all waiting periods under the Hart-Scott Rodino Antitrust Improvement Act of 1976 with respect to the Merger, (c) the obtaining of the Financing described in the Commitment Letter, (d) that there be no pending or threatened governmental actions or claims or pending third party actions or claims relating to the Merger at the Effective Time and (e) that the total number of Dissenting Shares is no more than 7.5% of the then outstanding shares of Common Stock.

            As a result of the Merger, (a) all of the outstanding shares of Common Stock (other than Dissenting Shares and shares owned by Newco or any of its subsidiaries) would be cancelled, and the shares of Newco would become the shares of the Surviving Corporation, (b) the Common Stock of the Company would cease to be authorized to be quoted on any national securities exchange, (c) the capital stock of the Company would be removed from registration under the Exchange Act, (d) the directors of Newco would become the directors of the Surviving Corporation and (e) the officers of the Company would become the officers of the Surviving Corporation.

            The descriptions contained herein of the Merger Agreement and the Proposal are qualified in their entirety by reference to the complete text thereof, copies of which are filed as Exhibits hereto and incorporated by reference herein.

            The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference herein.



                            (Page 22 of 34 Pages)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            The information set forth in Item 5 of the Langner Schedule 13D and the Segal Schedule 13D is hereby amended and supplemented by adding the following information thereto, and such information also constitutes Item 5 of the Reporting Group Schedule 13D:

Reporting Group

            The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 reports that as of October 31, 1998 there were outstanding 1,744,949 shares of Common Stock. As of the date hereof, the Reporting Persons beneficially own an aggregate of 285,762 shares of Common Stock, or approximately 16.1% of the Common Stock deemed outstanding. With respect to the percentages of outstanding shares set forth in this Schedule 13D, the percentage of outstanding shares (i) for each individual has been calculated as though only the options held by such individual, if any, had been exercised, and (ii) for the Reporting Group has been calculated as though all options held by them had been exercised.

            By virtue of their status as a "group" for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by the other members. However, the filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities held by any other member of the Reporting Group.

Jay B. Langner

            (a) Mr. Langner beneficially owns 131,254 shares of Common Stock (including 10,000 shares issuable upon the exercise of presently exercisable options), constituting approximately 7.5% of the Common Stock outstanding as of October 31, 1998.

            (b) Mr. Langner has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

            (c) No transactions in the Common Stock were effected by Mr. Langner within the past 60 days.




                            (Page 23 of 34 Pages)

            (d) Except as set forth above in this Item 5, no other person is know to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

            (e) Not applicable.


Richard D. Segal

            (a) Mr. Segal may be deemed to be the beneficial owner of 125,972 shares of Common Stock, constituting approximately 7.2% of the outstanding shares of Common Stock as of October 31, 1998.

            (b) Mr. Segal may be deemed to have shared voting and dispositive power with respect to (i) 27,590 shares of Common Stock owned by Seavest Partners, a partnership of which Mr. Segal is the managing partner, (ii) 37,321 shares of Common Stock owned by Fourth Generation Partners, a partnership of which Mr. Segal is a co-trustee of certain of the partners of such partnership,
(iii) 31,472 shares of Common Stock owned by Mr. Segal's wife as to which he is attorney-in-fact, (iv) 3,800 shares of Common Stock owned by Betty L. Bardige because Mr. Segal is one of two individuals designated by Ms. Bardige as her attorney-in-fact, (v) 9,205 shares of Common Stock owned by Wendy S. Masi because Mr. Segal is one of two individuals designated by Ms. Masi as her attorney-in-fact, (vi) 5,930 shares of Common Stock owned by Patricia S. Lieberman because Mr. Segal is one of two individuals designated by Ms. Masi as her attorney-in-fact, (vii) 3,394 shares of Common Stock owned by a revocable trust of which Mr. Segal is a co-trustee and (viii) 7,260 shares of Common Stock owned by a trust of which Mr. Segal is a co-trustee.

            Mr. Segal disclaims beneficial ownership of the aggregate 98,382 shares of Common Stock, referred to in clauses (ii) through (viii) above, as to which he may be deemed to have shared voting and dispositive power.

            To Mr. Segal's best knowledge, (i) Schedule 1 hereto contains the information required by Items 2(a), 2(b) and 2(c) of Schedule 13D with respect to each individual with whom Mr. Segal may be deemed to share voting or dispositive power with respect to shares of Common Stock, (ii) none of these individuals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (iii) none of these individuals has, during the



                            (Page 24 of 34 Pages)
last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws and
(iv) those individuals are United States citizens.

            (c) No transactions in the Common Stock were effected by Mr. Segal within the past 60 days.

            (d) Except as set forth above in this Item 5, no other person is know to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

            (e) Not applicable.


Rocco Daloia

            (a) Mr. Daloia does not beneficially own any shares of Common Stock.

            (b) Not applicable.

            (c) Not applicable.

            (d) Not applicable.

            (e) Not applicable.

Fernando DiBenedetto

            (a) Mr. DiBenedetto beneficially owns 1,010 shares of Common Stock (including 1,000 shares issuable upon the exercise of presently exercisable options), constituting approximately 0.1% of the Common Stock outstanding as of October 31, 1998.

            (b) Mr. DiBenedetto has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

            (c) No transactions in the Common Stock were effected by Mr. DiBenedetto within the past 60 days.




                            (Page 25 of 34 Pages)

            (d) Except as set forth above in this Item 5, no other person is know to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

            (e) Not applicable.

Paul R. Pollack

            (a) Mr. Pollack beneficially owns 10,140 shares of Common Stock (including 8,200 shares issuable upon the exercise of presently exercisable options), constituting approximately 0.6% of the Common Stock outstanding as of October 31, 1998.

            (b) Mr. Pollack has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

            (c) No transactions in the Common Stock were effected by Mr. Pollack within the past 60 days.

            (d) Except as set forth above in this Item 5, no other person is know to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

            (e) Not applicable.

Barry I. Regenstein

            (a) Mr. Regenstein beneficially owns 2,600 shares of Common Stock (consisting of 2,600 shares issuable upon the exercise of presently exercisable options), constituting approximately 0.1% of the Common Stock outstanding as of October 31, 1998.

            (b) Mr. Regenstein has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

            (c) No transactions in the Common Stock were effected by Mr. Regenstein within the past 60 days.

            (d) Except as set forth above in this Item 5, no other person is know to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.



                            (Page 26 of 34 Pages)

            (e) Not applicable.

Raymond J. Rieder

            (a) Mr. Rieder beneficially owns 2,900 shares of Common Stock (consisting of 2,900 shares issuable upon the exercise of presently exercisable options), constituting approximately 0.2% of the Common Stock outstanding as of October 31, 1998.

            (b) Mr. Rieder has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

            (c) No transactions in the Common Stock were effected by Mr. Rieder within the past 60 days.

            (d) Except as set forth above in this Item 5, no other person is know to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

            (e) Not applicable.

Noah E. Rockowitz

            (a) Mr. Rockowitz beneficially owns 1,800 shares of Common Stock (consisting of 1,800 shares issuable upon the exercise of presently exercisable options), constituting approximately 0.1% of the Common Stock outstanding as of October 31, 1998.

            (b) Mr. Rockowitz has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

            (c) No transactions in the Common Stock were effected by Mr. Rockowitz within the past 60 days.

            (d) Except as set forth above in this Item 5, no other person is know to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

            (e) Not applicable.




                            (Page 27 of 34 Pages)

Michael Rubin

            (a) Mr. Rubin beneficially owns 8,430 shares of Common Stock (including 8,200 shares issuable upon the exercise of presently exercisable options), constituting approximately 0.5% of the Common Stock outstanding as of October 31, 1998.

            (b) Mr. Rubin has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

            (c) No transactions in the Common Stock were effected by Mr. Rubin within the past 60 days.

            (d) Except as set forth above in this Item 5, no other person is know to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

            (e) Not applicable.

Henry A. Satinskas

            (a) Mr. Satinskas beneficially owns 1,656 shares of Common Stock, constituting approximately 0.1% of the Common Stock outstanding as of October 31, 1998.

            (b) Mr. Satinskas has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

            (c) No transactions in the Common Stock were effected by Mr. Satinskas within the past 60 days.

            (d) Except as set forth above in this Item 5, no other person is know to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

            (e) Not applicable.

River Acquisition Corp.

            (a) Newco does not beneficially own any shares of Common Stock. See
Item 4 above.

            (b) Not applicable.



                            (Page 28 of 34 Pages)

            (c) Not applicable.

            (d) Not applicable.

            (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The information set forth in Item 6 of the Langner Schedule 13D and the Segal Schedule 13D is hereby amended and supplemented by adding the following information thereto, and such information also constitutes Item 6 of the Reporting Group Schedule 13D:

            In June and July 1998, each of Messrs. Langner, Segal, Rubin, Pollack, Rockowitz and Regenstein entered into a separate confidentiality agreement (collectively, the "Confidentiality Agreements") regarding discussions or information to be had or provided in respect of the consideration of a possible proposal by members of senior management.

            By letter dated July 9, 1998 (the "Expense Letter"), the Company agreed to reimburse certain expenses of Messrs. Langner and Segal to be incurred by them in considering the possibility of proposing a transaction to the Company. The Merger Agreement expressly provides, however, that the Expense Letter is superseded by the provisions of the Merger Agreement relating to expense reimbursement.

            By letter dated November 22, 1998 (the "Contribution Letter"), Messrs. Langner and Segal agreed, subject to the conditions set forth therein, to contribute to Newco an aggregate of 280,000 shares of Common Stock (subject to offset as set forth therein) upon consummation of the Merger.

            The Reporting Persons (other than Newco) currently contemplate that in connection with the Acquisition each of them would contribute to Newco all of the shares of Common Stock owned by them or in respect of which they have dispositive power; however, the Reporting Persons have not yet formulated definitive plans regarding such equity contributions, the treatment of stock options held by such Reporting Persons and certain other arrangements expected to be made among the members of the Reporting Group regarding ownership interests in Newco.




                            (Page 29 of 34 Pages)

            The descriptions contained herein of the Confidentiality Agreements, the Expense Letter and the Contribution Letter are qualified in their entirety by reference to the complete text thereof, copies of which are filed as Exhibits hereto and incorporated by reference herein.

            The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference herein.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

            1. Proposal Letter, dated November 20, 1998, from Jay B. Langner and Richard D. Segal to the Special Committee of the Board of Directors of Hudson General Corporation.

            2. Agreement and Plan of Merger, dated as of November 22, 1998, between Hudson General Corporation and River Acquisition Corp.

            3. Contribution Letter, dated November 22, 1998, from Jay B. Langner and Richard D. Segal to Hudson General Corporation.

            4. Commitment Letter, dated November 20, 1998, among BankBoston, N.A., European American Bank, The Chase Manhattan Bank, BancBoston Robertson Stephens Inc., River Acquisition Corp. and Jay B.
                  Langner.

            5. Confidentiality Agreement, dated June 30, 1998, between Hudson General Corporation and Jay B.
                  Langner.

            6. Confidentiality Agreement, dated June 30, 1998, between Hudson General Corporation and Michael Rubin.

            7. Confidentiality Agreement, dated July 1, 1998, between Hudson General Corporation and Noah E.
                  Rockowitz.

            8. Confidentiality Agreement, dated July 1, 1998, between Hudson General Corporation and Paul R.
                  Pollack.




                            (Page 30 of 34 Pages)

            9. Confidentiality Agreement, dated July 2, 1998, between Hudson General Corporation and Richard D.
                  Segal.

            10. Confidentiality Agreement, dated July 6, 1998, between Hudson General Corporation and Barry I.
                  Regenstein.

            11. Expense Reimbursement Letter, dated July 9, 1998, from Hudson General Corporation to Jay B. Langner and Richard D. Segal.

            12. Joint Filing Agreement, dated as of November 22, 1998, among Jay B. Langner, Richard D. Segal, Rocco Daloia, Fernando DiBenedetto, Paul R. Pollack, Barry I. Regenstein, Raymond J. Rieder, Noah E. Rockowitz, Michael Rubin, Henry A. Satinskas and River Acquisition Corp.




                            (Page 31 of 34 Pages)

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 23, 1998

                                    /s/ Jay B. Langner
                                    -----------------------------------------
                                    Jay B. Langner


                                    /s/ Richard D. Segal
                                    -----------------------------------------
                                    Richard D. Segal


                                    /s/ Rocco Daloia
                                    -----------------------------------------
                                    Rocco Daloia


                                    /s/ Fernando DiBenedetto
                                    -----------------------------------------
                                    Fernando DiBenedetto


                                    /s/ Paul R. Pollack
                                    -----------------------------------------
                                    Paul R. Pollack


                                    /s/ Barry Regenstein
                                    -----------------------------------------
                                    Barry Regenstein


                                    /s/ Raymond J. Rieder
                                    -----------------------------------------
                                    Raymond J. Rieder


                                    /s/ Noah Rockowitz
                                    -----------------------------------------
                                    Noah Rockowitz


                                    /s/ Michael Rubin
                                    -----------------------------------------
                                    Michael Rubin


                                    /s/ Henry A. Satinskas
                                    -----------------------------------------
                                    Henry A. Satinskas



                            (Page 32 of 34 Pages)

                                RIVER ACQUISITION CORP.


                                By: /s/ Michael Rubin
                                    -----------------------------------------
                                    Michael Rubin
                                    Vice President















                             (Page 33 of 34 Pages)

                                   Schedule 1


Betty L. Bardige

            Betty L. Bardige is a homemaker. Ms. Bardige's residence address is 96 Raymond Street, Cambridge, Massachusetts 02138.

Wendy S. Masi

            Wendy S. Masi is a professor at Nova University. Ms. Masi's business address is c/o Nova University, Inc., 3301 College Avenue, Fort Lauderdale, Florida 33314.

Patricia S. Lieberman

            Patricia S. Lieberman is a homemaker. Ms. Lieberman's business address is c/o Seavest Inc., 707 Westchester Avenue, White Plains, New York 10604.

Jay B. Langner

            Jay B. Langner is Chairman of the Board and Chief Executive Officer of Hudson General Corporation. Mr. Langner's business address is c/o Hudson General Corporation, 111 Great Neck Road, P.O. Box 355, Great Neck, New York 11022.

Robert A. Lieberman

            Robert A. Lieberman is Executive Director of Timesteps Productions Inc., a film and video production company. Mr. Lieberman's business address is c/o Timesteps Productions Inc., 2 Glennside Drive, West Orange, NJ 07052.

Marilyn Segal

            Marilyn Segal is a professor at Nova University. Ms. Segal's business address is c/o Nova University, Inc., 3301 College Avenue, Fort Lauderdale, Florida 33314.

Monica Segal

            Monica Segal is a homemaker. Ms. Segal's business address is c/o Seavest, Inc., 707 Westchester Avenue, White Plains, New York 10604.




                             (Page 34 of 34 Pages)

                                 EXHIBIT INDEX
                                 -------------


          Exhibit
            No.                         Description
            ---                         -----------


            1. Proposal Letter, dated November 20, 1998, from Jay B. Langner and Richard D. Segal to the Special Committee of the Board of Directors of Hudson General Corporation.

            2. Agreement and Plan of Merger, dated as of November 22, 1998, between Hudson General Corporation and River Acquisition Corp.

            3. Contribution Letter, dated November 22, 1998, from Jay B. Langner and Richard D. Segal to Hudson General Corporation.

            4. Commitment Letter, dated November 20, 1998, among BankBoston, N.A., European American Bank, The Chase Manhattan Bank, BancBoston Robertson Stephens Inc., River Acquisition Corp. and Jay B.
                  Langner.

            5. Confidentiality Agreement, dated June 30, 1998, between Hudson General Corporation and Jay B.
                  Langner.

            6. Confidentiality Agreement, dated June 30, 1998, between Hudson General Corporation and Michael Rubin.

            7. Confidentiality Agreement, dated July 1, 1998, between Hudson General Corporation and Noah E.
                  Rockowitz.

            8. Confidentiality Agreement, dated July 1, 1998, between Hudson General Corporation and Paul R.
                  Pollack.

            9. Confidentiality Agreement, dated July 2, 1998, between Hudson General Corporation and Richard D.
                  Segal.

            10. Confidentiality Agreement, dated July 6, 1998, between Hudson General Corporation and Barry I.
                  Regenstein.

            11. Expense Reimbursement Letter, dated July 9, 1998, from Hudson General Corporation to Jay B. Langner and Richard D. Segal.

            12. Joint Filing Agreement, dated as of November 22, 1998, among Jay B. Langner, Richard D. Segal, Rocco Daloia, Fernando DiBenedetto, Paul R. Pollack, Barry I. Regenstein, Raymond J. Rieder, Noah E. Rockowitz, Michael Rubin, Henry A. Satinskas and River Acquisition Corp.